FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

Date: September 17, 2003

Commission File Number:  001-31739

                           Gammon Lake Resources Inc.
                 (Translation of registrant's name into English)

    202 Brownlow Ave., Cambridge 2, Suite 306, Dartmouth, Nova Scotia B3B 1T5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F         Form 40-F X
                                     ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes        No  X
                                   ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GAMMON LAKE RESOURCES INC.



                                          /s/ Leanne Dowe
                                          --------------------------------------
Date:  September 17, 2003                 Leanne Dowe, C.A.
                                          Chief Financial Officer

                           GAMMON LAKE RESOURCES INC.
                   202 Brownlow Avenue, Cambridge 2, Suite 306
                         Dartmouth, Nova Scotia, B3B 1T5
                       Tel: 902-468-0614 Fax: 902-468-0631
                               www.gammonlake.com
                          TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 17-2003                                         September 17, 2003

GAMMON REPORTS FIRST ROUND OF STEP-OUT AND IN-FILL

DRILLING RESULTS FROM 65,000-METRE DRILL PROGRAM;

EXTENDS TUNNELLING ON PLANNED 6 KM. RAMP



       30 New Drill Holes Completed, Including OGDH-89 Intersecting 17.03
        Grams per Tonne Gold and 311 Grams per Tonne Silver over 3-Metres in Las Animas Zone.

                Ramp Development Within 50-Metres Of Intersecting
                         The High-Grade Aventurero Zone.

Gammon Lake Resources Inc. (GAM:TSX; AMEX: GRS) is pleased to release the results from 30 new step-out and in-fill drill holes at its 100%-owned Ocampo project area. The results are from the first round of drilling under the Company's recently announced new 65,000-metre drilling/development program. The 30 holes produced 34 intercepts above underground grade cut-off over 3 grams/tonne gold-equivalent.

Results to date continue to demonstrate a continued expansion of the high-grade underground resource, and show the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined where high-grade ore has been discovered. These include newly released hole OGDH-89 grading 17.3 g/t gold and 311 g/t silver over 3-metres. This hole is located down dip of drill hole OGDH-48, which intersects 1.2-metres of 14.1 g/t of gold and 848 g/t silver (refer to Las Animas long section figure 1). The drilling to date has shown that the zones occur within much larger structures showing good continuity of high-grade ore.

This news release includes two long sections showing drill intercept widths displayed along strike on the Las Animas zone (figure 1) and the Aventurero zone (figure 2).

                 [GRAPHIC LAS ANIMAS LONG SECTION CHART OMITTED]

                              'Continued on page 2'

        [GRAPHIC OCAMPO GOLD SILVER PROJECT LONGITUDINAL SECTION OMITTED]



                              Newly Reported Continuing Drill Results
-----------------------------------------------------------------------------------------------------
Target            Hole          From (m)    To (m)   Interval (m)  Au (g/t)    Ag (g/t)   eAu(1:65)
-----------------------------------------------------------------------------------------------------
Rosario           OG-93           89.5       99.5         10         3.51        168         6.1
                  -----------------------------------------------------------------------------------
                  includes        91.4       94.5        3.1         4.71        284         9.1
-----------------------------------------------------------------------------------------------------
Aventurero        OG-92          185.2       191.5       6.2         9.88        265        14.0
                  -----------------------------------------------------------------------------------
                  includes       185.2       189.2       4.0        12.88        331        18.0
-----------------------------------------------------------------------------------------------------
Aventurero        OG-91          235.1       235.9       0.8        11.25        661        21.4
-----------------------------------------------------------------------------------------------------
Aventurero        OG-90           285        286.5       1.5         3.55         33         4.1
-----------------------------------------------------------------------------------------------------
San Amado         OG-89           52.5       64.5         12         6.04        161         8.5
                  -----------------------------------------------------------------------------------
                  includes         60         63         3.0        17.03        311        21.8
-----------------------------------------------------------------------------------------------------
Rosario           and             94.5        96         1.5         3.2         217         6.5
-----------------------------------------------------------------------------------------------------
Las Animas        OG-88            57         60         3.0         5.73        809        18.2
-----------------------------------------------------------------------------------------------------
Aventurero        OG-86           336        337.5       1.5         4.92        83         6.2
 ----------------------------------------------------------------------------------------------------
Aventurero        and            313.5       328.5        15         2.58        124        4.5
                  -----------------------------------------------------------------------------------


                              'Continued on Page 3'

Newly Reported Continuing Drill Results

 ----------------------------------------------------------------------------------------------------
 Target           Hole          From (m)    To (m)   Interval (m)  Au (g/t)   Ag (g/t)   eAu(1:65)
 ----------------------------------------------------------------------------------------------------
 Balvanera        OG-85          106.5        108        1.5         4.72        301        9.4
                  -----------------------------------------------------------------------------------
 Aventurero       and             168        175.5       7.5          5          224        8.4
 ----------------------------------------------------------------------------------------------------
                  includes        174        175.5       1.5        12.35        273        16.6
 ----------------------------------------------------------------------------------------------------
 Las Animas       OG-84           76.5        78         1.5         1.49        268        5.6
 ----------------------------------------------------------------------------------------------------
 Aventurero       and             204        205.5       1.5         7.2         196        10.2
 ----------------------------------------------------------------------------------------------------
 San Juan         and            268.5        270        1.5         3.15        241        6.9
 ----------------------------------------------------------------------------------------------------
                  and            277.5        279        1.5         2.98        64         4.0
 ----------------------------------------------------------------------------------------------------
 Aventurero       OGDH-82         174         177        3.0         15.8        367        21.4
 ----------------------------------------------------------------------------------------------------
 Aventurero       OGDH-80        154.5       163.5       9.0         4.3          99         5.8
                  -----------------------------------------------------------------------------------
                  includes       157.5        159        1.5        11.05        151        13.4
                  -----------------------------------------------------------------------------------
                  and            169.5        171        1.5         5.6         200         8.7
-----------------------------------------------------------------------------------------------------
 Balvanera        OGDH-79         13.5        15         1.5         2.6          78         3.8
-----------------------------------------------------------------------------------------------------
 Rosario          OGDH-78        148.5        150        1.5         9.4         575        18.2
-----------------------------------------------------------------------------------------------------
 Maria            OGDH-76         237        238.5       1.5         3.0          86         4.3
-----------------------------------------------------------------------------------------------------
 Rosario          OGDH-74          93        94.5        1.5         2.1         101         3.6
-----------------------------------------------------------------------------------------------------
 New Structure    OGDH-69         102        103.5       1.5         7.8          28         8.2
-----------------------------------------------------------------------------------------------------
 Maria            and             267        268.5       1.5         20.1        201        23.2
-----------------------------------------------------------------------------------------------------
 Las Animas       OGDH-67        127.5        129        1.5         2.2          56         3.0
-----------------------------------------------------------------------------------------------------
 Las Animas       OGDH-65         91.5        93         1.5         4.3         272         8.5
-----------------------------------------------------------------------------------------------------
 Veta Nerga       and             153         156        3.0         4.4          14         4.6
-----------------------------------------------------------------------------------------------------
 Aventurero       and             177        178.5       1.5         2.8         148         5.1
-----------------------------------------------------------------------------------------------------
 San Juan         and            289.5        291        1.5         3.0          19         3.3
-----------------------------------------------------------------------------------------------------
 Rosario (LG)     OGDH-64          84         96          12         0.9          23         1.3
-----------------------------------------------------------------------------------------------------

    Gold equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61. The widths above are drill intercept and not true widths.
      OG-66, 68, 70, 71, 72, 73, 75, 77, 81, 83, 87 intercepted low-grade.


The newly-announced 65,000-metre drill program has as its objective the expansion of Gammon's 100%-owned Ocampo high-grade underground resource to a targeted total of 6-million ounces of gold-equivalent resource. The current drilling is also focused on upgrading the inferred gold/silver resource to a measured and indicated resource status.

Progress Report On Underground Ramp Development

Progress continues on the 6-km of planned ramp and level development at Gammon's 100% owned Northeast Ocampo project. The ramp is currently within 50-metres of intersecting the Aventurero high-grade ore zone with a target date of September 30, 2003. The ramp is projected to intersect the Aventurero adjacent to drill holes OG-82, which intersected 3-metres of 15.8 g/t of gold and 367 g/t silver and drill hole OG-44, which intersected 2.8-metres of 18.7 g/t of gold and 117 g/t silver (see figure 2). Intersection of the Aventurero structure within the heart of the high-grade drill results will allow the Company to view and sample the structure from its 4-metre x 4.5-metre ramp. The Company plans to continue development of the ramp and drill stations from the ramp so as to access the high-grade Aventurero, Las Animas, Rosario and San Juan zones.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and In the U.S. on the AMEX under the symbol GRS. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Greg Liller, VP Exploration of Gammon Lake Resources Inc. is the qualified person responsible for all technical data reported in this news release, except where references were made to Pincock, Allen & Holt. All of Gammon Lakes analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques.


CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.